Via Facsimile and U.S. Mail
Mail Stop 4720

November 5, 2009

C. Robert Quint
Executive Vice President and Chief Financial Officer
Radian Group Inc.
1601 Market Street
Philadelphia, PA 19103

Re: Radian Group Inc.
   Form 10-K for the Fiscal Year Ended December 31, 2008
   File Number: 001-11356

Dear Mr. Quint,

   We have completed our review of your Form 10-K and related filings and have no
further comments at this time.

                                        Sincerely,

                                        Carlton E. Tartar
                                        Accounting Branch Chief